# HellerEhrman

Heller Ehrman White & McAuliffe
Solicitors and
International Lawyers
海陆国际律师事务所


03022468


SEC MAIL
RECEIVED
PROCESSING
JUN 03 2003
WASH. D.C.
152
SECTION

May 22, 2003

**SEC FILE NO. 82-4054**

VIA AIRMAIL

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Jinhui Shipping and Transportation Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

PROCESSED
JUN 11 2003
THOMSON
FINANCIAL

Ladies and Gentlemen:

On behalf of Jinhui Shipping and Transportation Limited (the "Company"), SEC File No. 82-4054, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's proxy form and a letter issued by Nordea Bank Norge ASA, dated March 25, 2003;

2. The Company's notice of annual general meeting, dated March 19, 2003;

3. The Company's 2002 Annual Report, dated March 19, 2003;

4. The Company's release for the quarter and nine months ended September 30, 2002, dated November 28, 2002, published in the English language in the Oslo Exchanges' website;



h:\dlai\adr\Jinhui\20sec.doc

Sole Practitioner: Simon Luk

Heller Ehrman White & McAuliffe
Solicitors and
International Lawyers
海陆国际律师事务所

5. The Company's interim report for the quarter and nine months ended September 30, 2002, dated November 28, 2002, published in the English language in the Oslo Exchanges' website;

6. The Company's interim report for the quarter ended December 31, 2002 / preliminary annual accounts of 2002, dated February 27, 2003, published in the English language in the Oslo Exchanges' website; and

7. The Company's release for the quarter ended December 31, 2002 / preliminary annual accounts of 2002, dated February 27, 2003, published in the English language in the Oslo Exchanges' website.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Jinhui Holdings Company Limited



Oslo 25 March 2003

To: The Beneficial Owners of the Shares of
Jinhui Shipping and Transportation Limited
Registered in the Verdipapirsentralen ("VPS")

We refer to the Agreement (the "Registration Agreement") dated 30 September 1994 between Jinhui Shipping and Transportation Limited (the "Company") and Nordea Bank Norge ASA ("Nordea Bank"). In order to comply with the requirements of the Registration Agreement and Bermuda law, all of the shares of the Company registered in the VPS are registered on the register of shareholders of the Company in the name of Nordea Bank. Nordea Bank has agreed that whenever it receives a notice that a shareholders' meeting of the Company is called, it shall despatch to each beneficial owner of shares of the Company whose interest in such shares is registered in the VPS, a copy of the notice. Furthermore, Nordea Bank has agreed not to attend or vote at any such meeting other than in accordance with proxies from shareholders registered in VPS.

Accordingly, we are forwarding to you as a beneficial owner of shares of the Company whose interest in such shares is registered in the VPS, a Notice of the Annual General Meeting of the Shareholders of the Company to be held at The Plaza Restaurant, 2/F., Edif. Xin Hua, Rua de Nagasaki, ZAPE, Macau SAR, the People's Republic of China on 27 May 2003 at 10:30 a.m. for the purposes set out in such Notice.

If you wish to attend at the meeting and vote thereof in person or have someone appointed as proxy to attend the meeting and vote shares beneficially owned by you please complete Section A of the enclosed form.

Your shares cannot be voted unless you sign in Section B and return the enclosed form.

If you have any questions regarding the above or how to exercise your rights as beneficial owner of shares of the Company, please contact Nina Brøndum at telephone 47-22-48 59 33.

Yours sincerely,
for **Nordea Bank Norge ASA**

Anette Syverud Nina Brøndum
as per limited authority


| Postal address: | Head office: | Telephone: | Facsimile: | S.W.I.F.T: | Telex: | Enterprise No.: |
|---|---|---|---|---|---|---|
| P.O. Box 1166 Sentrum | Middelthuns gt. 17 | 47 22 48 50 00 | 47 22486349 | XIAN NO KK | 71043 xiabk n | 911 044 110 |



A

To: The Beneficial Owners of the Shares of
Jinhui Shipping and Transportation Limited (the "Company")
Registered in the Verdipapirsentralen ("VPS")

We hereby appoint the undersigned beneficial owner, in respect of the number of shares registered in the name of the undersigned in the VPS of shares of the Company, as proxy of Nordea Bank Norge ASA ("Nordea Bank") with full power of substitution, to attend, vote and otherwise act for and on behalf of Nordea Bank in respect of all matters that may come before the Annual General Meeting of the Company to be held at The Plaza Restaurant, 2/F., Edif, Xin Hua, Rua de Nagasaki, ZAPE, Macau SAR, the People's Republic of China on 27 May 2003 at 10:30 a.m. and at any adjournment or adjournments thereof, provided that, unless Nordea Bank receives duly executed instructions on Section B of this form to vote any such shares, this proxy shall be deemed to have been revoked.

Date ..........................................

..............................................................
Attested registrars department signatures

The undersigned beneficial owner of shares of the Company

☐ will attend personally at the Annual General Meeting of the Company on 27 May 2003 pursuant to the above proxy, or

☐ pursuant to the power of substitution contained in the above proxy, hereby appoints Mr. Ng Siu Fai, Chairman of the Company, or failing him, Ms. Ho Suk Lin Cathy, Secretary of the Company, or instead of either of the foregoing ..............................................................
to be the proxy of Nordea Bank in respect of the number of shares registered in the name of the undersigned in the VPS.

| | **For** | **Against** |
|---|---|---|
| 1. To receive and consider the Financial Statements and the Directors' Report and the Auditors' Report for the year ended 31 December 2002. | | |
| 2. To re-elect retiring director(s) and fix the remuneration of the directors. | | |
| 3. To re-appoint Messrs. Moores Rowland as Auditors for the ensuing year and authorise the directors to fix their remuneration. | | |
| 4. To transact such other business as may properly be transacted at an Annual General Meeting. | | |





B

The signature(s) should agree with the name(s) of the addressee(s) as appearing on the envelop in which these documents were contained. Executors, administrators, trustees, etc., should so indicate when signing. Where there are joint beneficial owners of any share, any one of such joint beneficial owners may vote by proxy in respect of such share as if he were solely entitled thereto, but if more than one of such joint beneficial owners be present of any meeting, the vote of the senior who tenders the vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other beneficial owners and for this purpose seniority shall be determined by the order in which the names appear in the VPS of shares of the Company in respect of the joint beneficial ownership. If the beneficial owner is a body corporate, this form must be signed by a duly authorized officer or attorney thereof.

In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at Nordea Bank Norge ASA ("Nordea Bank") Verdipapirservice, at Middelthuns Gate 17, Oslo or P.O. Box 1166 Sentrum, 0107 Oslo, Norway, not less than 48 hours before the time appointed for holding the Meeting. Completion and return of a form of proxy will not preclude you from attending and voting in person if you are subsequently able to be present.

............................................................ ......................................

Date and Signature(s) of Beneficial Owner(s) Number of shares

............................................................

Name/Firm in capital letters


JINHUI

# JINHUI SHIPPING AND TRANSPORTATION LIMITED

*(incorporated in Bermuda with limited liability)*

## NOTICE OF ANNUAL GENERAL MEETING

**NOTICE IS HEREBY GIVEN** that the Annual General Meeting of Jinhui Shipping and Transportation Limited (the "Company") will be held at The Plaza Restaurant, 2/F., Edif. Xin Hua, Rua de Nagasaki, ZAPE, Macau SAR, the People's Republic of China on Tuesday, 27 May 2003 at 10:30 a.m. for the following purposes:

1. To receive and consider the Financial Statements and the Directors' Report and the Auditors' Report for the year ended 31 December 2002.

2. To re-elect retiring directors and fix the remuneration of the directors.

3. To re-appoint Messrs. Moores Rowland as Auditors for the ensuing year and authorize the directors to fix their remuneration.

4. To transact such other business as may properly be transacted at an Annual General Meeting.

By Order of the Board
**Ho Suk Lin Cathy**
*Company Secretary*

19 March 2003

*Notes:*

(1) A member of the Company entitled to attend and vote at the above Meeting may appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company but must attend the above Meeting in person to represent the member.

(2) In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at Nordea Bank Norge ASA ("Nordea Bank") Verdipapirservice, at Middelthuns Gate 17, Oslo or P.O. Box 1166 Sentrum, 0107 Oslo, Norway, not less than 48 hours before the time appointed for holding the Meeting. Completion and return of a form of proxy will not preclude you from attending and voting in person if you are subsequently able to be present.

(3) A person or entity registered in the Norwegian Registry of Securities registered as owner of shares of the Company is entitled to request Nordea Bank to appoint him/her/it as proxy to attend and vote at the above Meeting. Nordea Bank shall not attend or vote at the Meeting other than through proxies appointed in the manner aforesaid.

(4) The register of members of the Company will be closed from 22 May 2003 to 27 May 2003 both days inclusive, during which period no share registration will take place. Any member of the Company who transfers his shares during this period will not be entitled to vote at the Annual General Meeting. In order to qualify for voting at the Annual General Meeting, all transfer must be completed no later than 21 May 2003.


JINHUI
JINHUI SHIPPING AND TRANSPORTATION LIMITED
(Incorporated in Bermuda with limited liability)

# Summary

## JIN - INTERIM RESULTS FOR THE QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2002

An announcement by Jinhui Shipping and Transportation Limited (the "Company") through the information system of the Oslo Exchanges:

### UNAUDITED RESULTS

Turnover of the Company and its subsidiaries (the "Group") for the three months ended 30 September 2002 amounted to US$15,957,000, representing a decrease of 16% as compared with last corresponding period. The Group's overall net loss for the three months ended 30 September 2002 amounted to US$1,015,000 whereas a net loss of US$2,282,000 was reported in last corresponding period.

The freight rates remained low during early of the quarter but then picked up rapidly during September 2002 due to strong demands in Atlantic and Pacific. The increase in freight rates have a positive impact on the Group's shipping activities but the operating costs such as fuel costs and maintenance expenses remained at a high level. The Group's shipping operation managed to operate at a profit of US$293,000 for the quarter; whereas an operating profit of US$450,000 was reported for the last corresponding period.

As scheduled, the Group took delivery of a dry bulk vessel, "Jin Ping", on 30 September 2002 which was mainly financed by bank loan. The gearing ratio, calculated on the basis of the total borrowings over shareholders' fund, increased from 99% as at 30 June 2002 to 113% at the end of the quarter.

The dry bulk market is in general on an upward trend and in more favourable conditions, the Board is optimistic for the rest of 2002. While focusing on the core shipping businesses, the Group will continue taking efforts to improve efficiency, reduce the operating costs and remain conscious to the changing market conditions in mapping out its business and investment strategies.

## CONSOLIDATED INCOME STATEMENT DATA

| | **3 months ended 30/9/2002** | 3 months ended 30/9/2001 | **9 months ended 30/9/2002** | 9 months ended 30/9/2001 | Year ended 31/12/2001 |
|---|---|---|---|---|---|
| | ***US$'000*** | *US$'000* | ***US$'000*** | *US$'000* | *US$'000* |
| Turnover | **15,957** | 18,887 | **50,485** | 62,772 | 79,025 |
| (Loss) Profit from operations | **(580)** | (1,949) | **(6,436)** | 7,887 | 10,442 |
| Interest income | **204** | 377 | **578** | 1,788 | 2,043 |
| Interest expenses | **(645)** | (714) | **(1,822)** | (2,060) | (2,614) |
| Provision for impairment in value of fixed assets | **-** | - | **-** | - | (6,541) |
| Net (loss) profit for the period/year | **(1,015)** | (2,282) | **(7,663)** | 7,616 | 3,325 |
| (Loss) Earnings per share - basic *(US$)* | **(0.0103)** | (0.0232) | **(0.0779)** | 0.0774 | 0.0338 |

## CONSOLIDATED BALANCE SHEET DATA

| | **30/9/2002** | 30/9/2001 | 31/12/2001 |
|---|---|---|---|
| | ***US$'000*** | *US$'000* | *US$'000* |
| Fixed assets | **176,700** | 137,553 | 131,436 |
| Other investments | **5,527** | 5,957 | 5,850 |
| Other non-current assets | **1,618** | 2,856 | 465 |
| Current assets | **21,747** | 43,416 | 38,834 |
| Total assets | **205,592** | 189,782 | 176,585 |
| Capital and reserves | **90,888** | 102,842 | 98,551 |
| Minority interests | **(91)** | (80) | (74) |
| Non-current liabilities | **88,526** | 57,561 | 53,344 |
| Current liabilities | **26,269** | 29,459 | 24,764 |
| Total equity and liabilities | **205,592** | 189,782 | 176,585 |

## SEGMENTAL INFORMATION

| | **3 months ended 30/9/2002** | 3 months ended 30/9/2001 | **9 months ended 30/9/2002** | 9 months ended 30/9/2001 | Year ended 31/12/2001 |
|---|---|---|---|---|---|
| | ***US$'000*** | *US$'000* | ***US$'000*** | *US$'000* | *US$'000* |
| Segment turnover | | | | | |
| Chartering freight and hire | **15,843** | 18,759 | **50,116** | 62,537 | 78,622 |
| Investments in China | **114** | 128 | **369** | 235 | 403 |
| | **15,957** | 18,887 | **50,485** | 62,772 | 79,025 |
| Segment profit (loss) from operations | | | | | |
| Chartering freight and hire | **293** | 450 | **2,256** | 3,629 | 1,973 |
| Investments in China | **(143)** | (99) | **10** | (474) | (291) |
| Trading | **-** | - | **-** | 520 | 1,641 |
| Other operations | **(730)** | (2,300) | **(8,702)** | 4,212 | 7,119 |
| | **(580)** | (1,949) | **(6,436)** | 7,887 | 10,442 |

| | **30/9/2002** | 30/9/2001 | 31/12/2001 |
|---|---|---|---|
| | ***US$'000*** | *US$'000* | *US$'000* |
| Segment assets | | | |
| Chartering freight and hire | **180,350** | 140,687 | 131,154 |
| Investments in China | **5,668** | 7,013 | 6,110 |
| Trading | **30** | 32 | 24 |
| Other operations | **7,774** | 11,319 | 12,531 |
| | **193,822** | 159,051 | 149,819 |
| Segment liabilities | | | |
| Chartering freight and hire | **107,016** | 78,740 | 70,859 |
| Investments in China | **445** | 609 | 265 |
| Trading | **48** | 47 | 47 |
| Other operations | **3,812** | 1,967 | 2,047 |
| | **111,321** | 81,363 | 73,218 |

By Order of the Board
**Ng Kam Wah Thomas**
*Managing Director*

28 November 2002


JINHUI

# JINHUI SHIPPING AND TRANSPORTATION LIMITED

## INTERIM REPORT

## FOR THE QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2002

The Board of Directors of Jinhui Shipping and Transportation Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the quarter and nine months ended 30 September 2002.

**UNAUDITED RESULTS**

Turnover of the Group for the three months ended 30 September 2002 amounted to US$15,957,000, representing a decrease of 16% as compared with last corresponding period. The Group's overall net loss for the three months ended 30 September 2002 amounted to US$1,015,000 whereas a net loss of US$2,282,000 was reported in last corresponding period.

## CONSOLIDATED INCOME STATEMENT

| | Note | **3 months ended 30/9/2002** | 3 months ended 30/9/2001 | **9 months ended 30/9/2002** | 9 months ended 30/9/2001 | Year ended 31/12/2001 |
|---|---|---|---|---|---|---|
| | | ***US$'000*** | *US$'000* | ***US$'000*** | *US$'000* | *US$'000* |
| **Turnover** | *2(a)* | **15,957** | 18,887 | **50,485** | 62,772 | 79,025 |
| Other operating income | | **1,045** | 3,659 | **5,340** | 6,688 | 8,574 |
| Other net (expenses) income | | **(693)** | (2,243) | **(8,591)** | 4,339 | 7,239 |
| Voyage related expenses | | **(13,379)** | (17,251) | **(42,816)** | (54,507) | (69,675) |
| Staff costs | | **(575)** | (897) | **(1,822)** | (2,586) | (3,104) |
| Other operating expenses | | **(810)** | (2,296) | **(2,787)** | (3,681) | (4,719) |
| Depreciation and amortization | | **(2,125)** | (1,808) | **(6,245)** | (5,138) | (6,898) |
| **(Loss) Profit from operations** | *2(a)* | **(580)** | (1,949) | **(6,436)** | 7,887 | 10,442 |
| Interest income | | **204** | 377 | **578** | 1,788 | 2,043 |
| Interest expenses | | **(645)** | (714) | **(1,822)** | (2,060) | (2,614) |
| Provision for impairment in value of fixed assets | | - | - | - | - | (6,541) |
| **(Loss) Profit before taxation** | | **(1,021)** | (2,286) | **(7,680)** | 7,615 | 3,330 |
| Taxation | *3* | - | - | - | (19) | (19) |
| **(Loss) Profit from ordinary activities after taxation** | | **(1,021)** | (2,286) | **(7,680)** | 7,596 | 3,311 |
| Minority interests | | **6** | 4 | **17** | 20 | 14 |
| **Net (loss) profit for the period/year** | | **(1,015)** | (2,282) | **(7,663)** | 7,616 | 3,325 |
| **(Loss) Earnings per share** | | | | | | |
| - basic *(US$)* | *4* | **(0.0103)** | (0.0232) | **(0.0779)** | 0.0774 | 0.0338 |

## CONSOLIDATED BALANCE SHEET

| | Note | **30/9/2002** | 30/9/2001 | 31/12/2001 |
|---|---|---|---|---|
| | | ***US$'000*** | *US$'000* | *US$'000* |
| **Fixed assets** | | | | |
| Vessels under construction | | - | 10,840 | 13,228 |
| Owned vessels | | **172,897** | 121,086 | 113,524 |
| Other fixed assets | | **3,803** | 5,627 | 4,684 |
| | | **176,700** | 137,553 | 131,436 |
| **Other investments** | | **5,527** | 5,957 | 5,850 |
| **Other non-current assets** | | **1,618** | 2,856 | 465 |
| **Current assets** | | | | |
| Current assets other than pledged deposits and bank balances and cash | | **9,977** | 12,685 | 12,068 |
| Pledged deposits | | **4,937** | 7,172 | 945 |
| Bank balances and cash | | **6,833** | 23,559 | 25,821 |
| | | **21,747** | 43,416 | 38,834 |
| **Total assets** | *2(b)* | **205,592** | 189,782 | 176,585 |
| **Capital and reserves** | | | | |
| Issued capital | *5* | **4,921** | 49,214 | 49,214 |
| Reserves | | **85,967** | 53,628 | 49,337 |
| | *5* | **90,888** | 102,842 | 98,551 |
| **Minority interests** | | **(91)** | (80) | (74) |
| **Total liabilities** | | | | |
| Non-current liabilities | | **88,526** | 57,561 | 53,344 |
| Current liabilities | | **26,269** | 29,459 | 24,764 |
| | *2(b)* | **114,795** | 87,020 | 78,108 |
| **Total equity and liabilities** | | **205,592** | 189,782 | 176,585 |

## CONSOLIDATED CASH FLOW STATEMENT

| | **9 months ended 30/9/2002** *US$'000* | 9 months ended 30/9/2001 *US$'000* | Year ended 31/12/2001 *US$'000* |
|---|---|---|---|
| Net cash (outflow) inflow from operating activities | **(540)** | 19,065 | 19,530 |
| Net cash outflow from investing activities | **(49,396)** | (35,146) | (36,836) |
| Net cash inflow from financing activities | **32,319** | 28,227 | 32,503 |
| (Decrease) Increase in cash and cash equivalents | **(17,617)** | 12,146 | 15,197 |
| Cash and cash equivalents brought forward | **20,986** | 5,789 | 5,789 |
| Cash and cash equivalents carried forward | **3,369** | 17,935 | 20,986 |
| Analysis of the balances of cash and cash equivalents | | | |
| Bank balances and cash | **6,833** | 23,559 | 25,821 |
| Bank overdrafts | **(3,464)** | (5,624) | (4,835) |
| | **3,369** | 17,935 | 20,986 |

## NOTES TO THE FINANCIAL STATEMENTS

### 1. Principal accounting policies

The principal accounting policies and methods of computation used in the preparation of the report for the period are consistent with those used in the annual financial statements for the year ended 31 December 2001 except that the Group has adopted several new or revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants which are effective for accounting periods commencing on or after 1 January 2002. These SSAPs have not resulted in significant changes in the Group's accounting policies nor material effects on the financial statements.

## 2. Segmental information

(a) An analysis of the Group's turnover and profit (loss) from operations by business segments is as follows:

| | **3 months ended 30/9/2002** | 3 months ended 30/9/2001 | **9 months ended 30/9/2002** | 9 months ended 30/9/2001 | Year ended 31/12/2001 |
|---|---|---|---|---|---|
| | ***US$'000*** | *US$'000* | ***US$'000*** | *US$'000* | *US$'000* |
| Segment turnover | | | | | |
| Chartering freight and hire | **15,843** | 18,759 | **50,116** | 62,537 | 78,622 |
| Investments in China * | **114** | 128 | **369** | 235 | 403 |
| | **15,957** | 18,887 | **50,485** | 62,772 | 79,025 |
| Segment profit (loss) from operations | | | | | |
| Chartering freight and hire | **293** | 450 | **2,256** | 3,629 | 1,973 |
| Investments in China * | **(143)** | (99) | **10** | (474) | (291) |
| Trading | **-** | - | **-** | 520 | 1,641 |
| Other operations | **(730)** | (2,300) | **(8,702)** | 4,212 | 7,119 |
| | **(580)** | (1,949) | **(6,436)** | 7,887 | 10,442 |

(b) An analysis of the Group's assets and liabilities by business segments is as follows:

| | **30/9/2002** | 30/9/2001 | 31/12/2001 |
|---|---|---|---|
| | ***US$'000*** | *US$'000* | *US$'000* |
| Segment assets | | | |
| Chartering freight and hire | **180,350** | 140,687 | 131,154 |
| Investments in China * | **5,668** | 7,013 | 6,110 |
| Trading | **30** | 32 | 24 |
| Other operations | **7,774** | 11,319 | 12,531 |
| | **193,822** | 159,051 | 149,819 |
| Unallocated assets | **11,770** | 30,731 | 26,766 |
| | **205,592** | 189,782 | 176,585 |
| Segment liabilities | | | |
| Chartering freight and hire | **107,016** | 78,740 | 70,859 |
| Investments in China * | **445** | 609 | 265 |
| Trading | **48** | 47 | 47 |
| Other operations | **3,812** | 1,967 | 2,047 |
| | **111,321** | 81,363 | 73,218 |
| Unallocated liabilities | **3,474** | 5,657 | 4,890 |
| | **114,795** | 87,020 | 78,108 |

* *Investments in China represent the Group's operations in transportation, warehouse and direct investments in China.*

3. **Taxation**

Tax has not been provided as there was no assessable profits for the period ended 30 September 2002. Taxation amounting to US$19,000 for the last corresponding period represented an under-provision in respect of prior years.

4. **(Loss) Earnings per share**

The calculation of basic loss per share is based on the net loss for the period of US$7,663,000 (nine months ended 30 September 2001: profit of US$7,616,000) and on the weighted average number of 98,428,341 (nine months ended 30 September 2001: 98,428,341) shares in issue during the period.

Diluted earnings or loss per share is not presented as there was no potential ordinary shares in issue in the relevant periods.

5. **Statement of changes in equity and reserves**

| | Issued capital | Share premium | Contributed surplus | Accumulated profits (losses) | Total |
|---|---|---|---|---|---|
| | *US$'000* | *US$'000* | *US$'000* | *US$'000* | *US$'000* |
| At 1 January 2002 | 49,214 | 72,087 | - | (22,750) | 98,551 |
| Capital Reduction # | (44,293) | - | 44,293 | - | - |
| Net loss for the period | - | - | - | (7,663) | (7,663) |
| **At 30 September 2002** | **4,921** | **72,087** | **44,293** | **(30,413)** | **90,888** |
| At 1 January 2001 | 49,214 | 72,087 | - | (26,075) | 95,226 |
| Net profit for the period | - | - | - | 7,616 | 7,616 |
| At 30 September 2001 | 49,214 | 72,087 | - | (18,459) | 102,842 |

# The reduction of capital, adjustment of the nominal value of shares of the Company and cancellation and increase in authorized but unissued shares of the Company ("Capital Reduction") were approved by the shareholders at the annual general meeting of the Company held on 9 May 2002. The credit amount of US$44,292,753 arising from the Capital Reduction was credited to the contributed surplus account of the Company.

6. **Capital expenditure commitments**

As at 30 September 2002, the Group had no material capital expenditure commitments. As at 31 December 2001, there were capital commitments relating to the newbuildings of three vessels at total purchase price of US$63,450,000 and the total amount contracted but not provided for, net of deposits paid, was US$50,670,000.

7. **Comparative figures**

Certain comparative figures have been reclassified to conform to current period's presentation.

## REVIEW OF OPERATIONS AND OUTLOOK

The freight rates remained low during early of the quarter but then picked up rapidly during September 2002 due to strong demands in Atlantic and Pacific. The Baltic Freight Index moved along the ranges between 962 and 1,036 during July and August 2002 but then rose rapidly in September 2002 to end the quarter at 1,367. The increase in freight rates have a positive impact on the Group's shipping activities but the operating costs such as fuel costs and maintenance expenses remained at a high level. The Group's shipping operation managed to operate at a profit of US$293,000 for the quarter; whereas an operating profit of US$450,000 was reported for the last corresponding period. The shipping turnover was US$15,843,000 for the quarter, representing a decrease of 16% as compared to that of the last corresponding period.

As scheduled, the Group took delivery of a dry bulk vessel, "Jin Ping", on 30 September 2002 which was mainly financed by bank loan. The gearing ratio, calculated on the basis of the total borrowings over shareholders' fund, increased from 99% as at 30 June 2002 to 113% at the end of the quarter.

The Group entered into agreements on 3 October 2002 to dispose two 1985 built motor vessels, "Jin Yi" and "Jin Sheng", for a total consideration of US$10,965,000. The m.v. "Jin Yi" was delivered in mid November 2002 while the m.v. "Jin Sheng" is expected to be delivered in early 2003. Around US$3 million of the sale proceeds received would be used to repay bank loans and the remaining balance would be used to increase the Group's working capital. The Group also entered into agreement on 22 November 2002 to terminate its investment in toll road located in Zhongshan Province, the People's Republic of China, subject to the receipt of an amount of US$2,000,000, that is, the original cost of the investment.

After taking into account of the above-mentioned disposal and termination agreements entered into by the Group subsequent to the period ended 30 September 2002, the Board believes that the current ratio will be improved to a much healthier position.

Looking ahead, the global economy is expected to continue a trend of slow recovery and expansion in the foreseeable future. However, the dry bulk market is in general on an upward trend and in more favourable conditions, the Board is optimistic for the rest of 2002. While focusing on the core shipping businesses, the Group will continue taking efforts to improve efficiency, reduce the operating costs and remain conscious to the changing market conditions in mapping out its business and investment strategies.

By Order of the Board
**Ng Kam Wah Thomas**
*Managing Director*

28 November 2002

For further information, please contact:

Cathy Ho / Y.S. Lee
Tel: (852) 2545 0951
Fax: (852) 2541 9794
E-mail: info@jinhuiship.com


JINHUI

# JINHUI SHIPPING AND TRANSPORTATION LIMITED

## INTERIM REPORT
## FOR THE QUARTER ENDED 31 DECEMBER 2002/
## PRELIMINARY ANNUAL ACCOUNTS OF 2002

The Board of Directors of Jinhui Shipping and Transportation Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the quarter and year ended 31 December 2002.

### UNAUDITED RESULTS

Turnover of the Group for the three months ended 31 December 2002 amounted to US$19,654,000, representing an increase of 21% as compared with last corresponding period. The Group's overall net loss for the three months ended 31 December 2002 amounted to US$3,914,000 whereas a net loss of US$4,291,000 was reported in last corresponding period.

The increase in freight rates since September 2002 has a positive impact on the Group's chartering activities but the rise in operating costs such as fuel costs and maintenance expenses during the year greatly affected the shipping industry. The Group's shipping operations managed to operate at a modest profit of US$373,000 for year ended 31 December 2002 whereas an operating profit of US$1,973,000 was reported last year.

The overall results for year 2002 ran at a net loss of US$11,577,000 whereas a net profit of US$3,325,000 was reported last year. A provision of US$3,872,000 was made for a claim receivable from China Nonferrous Metals Group (Hong Kong) Limited ("CNMG") as an order for winding-up CNMG was issued by the High Court of Hong Kong on 8 May 2002. During the year, the Group also suffered from the realized and unrealized exchange loss as a result of the drastic and unexpected rebound of Japanese Yen and the weakening of United States Dollars. All these factors adversely affected the overall performance of the Group for the year.

## CONDENSED CONSOLIDATED INCOME STATEMENT (PRELIMINARY)

| | Note | **3 months ended 31/12/2002 US$'000** | 3 months ended 31/12/2001 US$'000 | **Year ended 31/12/2002 US$'000** | Year ended 31/12/2001 US$'000 | Year ended 31/12/2000 US$'000 |
|---|---|---|---|---|---|---|
| **Turnover** | 2(a) | **19,654** | 16,253 | **70,139** | 79,025 | 53,611 |
| Other operating income | | **1,312** | 1,886 | **6,652** | 8,574 | 6,234 |
| Voyage related expenses | | **(17,442)** | (15,168) | **(60,258)** | (69,675) | (45,270) |
| Staff costs | | **(662)** | (518) | **(2,484)** | (3,104) | (3,300) |
| Other operating expenses | | **(1,986)** | (1,038) | **(4,773)** | (4,719) | (5,008) |
| Other net (expenses) income | | **(2,072)** | 2,900 | **(10,663)** | 7,239 | 7,432 |
| Depreciation and amortization | | **(2,217)** | (1,760) | **(8,462)** | (6,898) | (6,093) |
| **(Loss) Profit from operations** | 2(a) | **(3,413)** | 2,555 | **(9,849)** | 10,442 | 7,606 |
| Interest income | | **189** | 255 | **767** | 2,043 | 3,001 |
| Interest expenses | | **(689)** | (554) | **(2,511)** | (2,614) | (1,559) |
| Provision for impairment in value of fixed assets | | **-** | (6,541) | **-** | (6,541) | (23,124) |
| **(Loss) Profit before taxation** | | **(3,913)** | (4,285) | **(11,593)** | 3,330 | (14,076) |
| Taxation | 3 | **-** | - | **-** | (19) | - |
| **(Loss) Profit from ordinary activities after taxation** | | **(3,913)** | (4,285) | **(11,593)** | 3,311 | (14,076) |
| Minority interests | | **(1)** | (6) | **16** | 14 | 8 |
| **Net (loss) profit for the period/year** | | **(3,914)** | (4,291) | **(11,577)** | 3,325 | (14,068) |
| **(Loss) Earnings per share** | | | | | | |
| **- basic *(US$)*** | 4 | **(0.0398)** | (0.0436) | **(0.1176)** | 0.0338 | (0.1429) |

## CONDENSED CONSOLIDATED BALANCE SHEET (PRELIMINARY)

| | Note | **31/12/2002** | 31/12/2001 |
|---|---|---|---|
| | | ***US$'000*** | *US$'000* |
| **Fixed assets** | | | |
| Vessels under construction | | - | 13,228 |
| Owned vessels | | **164,333** | 113,524 |
| Other fixed assets | | **3,489** | 4,684 |
| | | **167,822** | 131,436 |
| **Other investments** | | **4,219** | 5,850 |
| **Other non-current assets** | | **537** | 465 |
| **Current assets** | | | |
| Current assets other than pledged deposits and bank balances and cash | | **7,593** | 12,068 |
| Pledged deposits | | **3,906** | 945 |
| Bank balances and cash | | **10,130** | 25,821 |
| | | **21,629** | 38,834 |
| **Total assets** | *2(b)* | **194,207** | 176,585 |
| **Capital and reserves** | | | |
| Issued capital | *5* | **4,921** | 49,214 |
| Reserves | | **82,053** | 49,337 |
| | *5* | **86,974** | 98,551 |
| **Minority interests** | | **(90)** | (74) |
| **Total liabilities** | | | |
| Non-current liabilities | | **87,419** | 53,344 |
| Current liabilities | | **19,904** | 24,764 |
| | *2(b)* | **107,323** | 78,108 |
| **Total equity and liabilities** | | **194,207** | 176,585 |

## CONDENSED CONSOLIDATED CASH FLOW STATEMENT (PRELIMINARY)

| | **Year ended 31/12/2002** | Year ended 31/12/2001 |
|---|---|---|
| | ***US$'000*** | *US$'000* |
| Net cash from operating activities | **381** | 19,530 |
| Net cash used in investing activities | **(41,686)** | (36,836) |
| Net cash from financing activities | **27,999** | 32,503 |
| Net (decrease) increase in cash and cash equivalents | **(13,306)** | 15,197 |
| Cash and cash equivalents at beginning of the year | **20,986** | 5,789 |
| Cash and cash equivalents at end of the year | **7,680** | 20,986 |
| Analysis of the balances of cash and cash equivalents | | |
| Bank balances and cash | **10,130** | 25,821 |
| Bank overdrafts | **(2,450)** | (4,835) |
| | **7,680** | 20,986 |

## NOTES TO THE FINANCIAL STATEMENTS (PRELIMINARY)

1. **Principal accounting policies**

The principal accounting policies and methods of computation used in the preparation of the report for the period are consistent with those used in the annual financial statements for the year ended 31 December 2001 except that the Group has adopted several new or revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants which are effective for accounting periods commencing on or after 1 January 2002. These SSAPs have not resulted in significant changes in the Group's accounting policies nor material effects on the financial statements.

## 2. Segmental information

(a) An analysis of the Group's turnover and profit (loss) from operations by business segments is as follows:

| | **3 months ended 31/12/2002** | 3 months ended 31/12/2001 | **Year ended 31/12/2002** | Year ended 31/12/2001 | Year ended 31/12/2000 |
|---|---|---|---|---|---|
| | ***US$'000*** | *US$'000* | ***US$'000*** | *US$'000* | *US$'000* |
| Segment turnover | | | | | |
| Chartering freight and hire | **19,582** | 16,085 | **69,698** | 78,622 | 53,038 |
| Investments in China * | **72** | 168 | **441** | 403 | 573 |
| | **19,654** | 16,253 | **70,139** | 79,025 | 53,611 |
| Segment profit (loss) from operations | | | | | |
| Chartering freight and hire | **(1,883)** | (1,656) | **373** | 1,973 | 2,373 |
| Investments in China * | **746** | 183 | **756** | (291) | (609) |
| Trading | **-** | 1,121 | **-** | 1,641 | (823) |
| Other operations | **(2,276)** | 2,907 | **(10,978)** | 7,119 | 6,665 |
| | **(3,413)** | 2,555 | **(9,849)** | 10,442 | 7,606 |

(b) An analysis of the Group's assets and liabilities by business segments is as follows:

| | **31/12/2002** | 31/12/2001 |
|---|---|---|
| | ***US$'000*** | *US$'000* |
| Segment assets | | |
| Chartering freight and hire | **168,343** | 131,154 |
| Investments in China * | **4,378** | 6,110 |
| Trading | **44** | 24 |
| Other operations | **7,406** | 12,531 |
| | **180,171** | 149,819 |
| Unallocated assets | **14,036** | 26,766 |
| | **194,207** | 176,585 |
| Segment liabilities | | |
| Chartering freight and hire | **102,212** | 70,859 |
| Investments in China * | **294** | 265 |
| Trading | **142** | 47 |
| Other operations | **2,206** | 2,047 |
| | **104,854** | 73,218 |
| Unallocated liabilities | **2,469** | 4,890 |
| | **107,323** | 78,108 |

* *Investments in China represent the Group's operations in transportation, warehouse and direct investments in China.*

3. **Taxation**

Tax has not been provided as there was no assessable profits for the year ended 31 December 2002. Taxation amounting to US$19,000 for the last corresponding year represented an underprovision in respect of prior years.

4. **(Loss) Earnings per share**

The calculation of basic loss per share is based on the net loss for the year of US$11,577,000 (2001: profit of US$3,325,000) and the weighted average number of 98,428,341 (2001: 98,428,341) shares in issue during the year.

Diluted earnings or loss per share is not presented as there were no potential ordinary shares in issue in all relevant periods/years presented.

5. **Consolidated statement of changes in equity**

| | Issued capital | Share premium | Contributed surplus | Accumulated losses | Total |
|---|---|---|---|---|---|
| | *US$'000* | *US$'000* | *US$'000* | *US$'000* | *US$'000* |
| At 1 January 2002 | 49,214 | 72,087 | - | (22,750) | 98,551 |
| Capital Reduction # | (44,293) | - | 44,293 | - | - |
| Net loss for the year | - | - | - | (11,577) | (11,577) |
| **At 31 December 2002** | **4,921** | **72,087** | **44,293** | **(34,327)** | **86,974** |
| | | | | | |
| At 1 January 2001 | 49,214 | 72,087 | - | (26,075) | 95,226 |
| Net profit for the year | - | - | - | 3,325 | 3,325 |
| At 31 December 2001 | 49,214 | 72,087 | - | (22,750) | 98,551 |

\# The reduction of capital, adjustment of the nominal value of shares of the Company and cancellation and increase in authorized but unissued shares of the Company ("Capital Reduction") were approved by the shareholders at the annual general meeting of the Company held on 9 May 2002. The credit amount of US$44,292,753 arising from the Capital Reduction was credited to the contributed surplus account of the Company.

6. **Capital expenditure commitments**

As at 31 December 2002, the Group had no material capital expenditure commitments. As at 31 December 2001, there were outstanding capital commitments relating to the newbuildings of three vessels at total purchase price of US$63,450,000 and the total amount contracted but not provided for, net of deposits paid, was US$50,670,000.

7. **Comparative figures**

Certain comparative figures have been reclassified to conform to current period's presentation.

JINHUI

# JINHUI SHIPPING AND TRANSPORTATION LIMITED

*(Incorporated in Bermuda with limited liability)*

## Results Announcement Summary

**JIN - INTERIM RESULTS**
**FOR THE QUARTER ENDED 31 DECEMBER 2002 /**
**PRELIMINARY ANNUAL ACCOUNTS OF 2002**

An announcement by Jinhui Shipping and Transportation Limited (the "Company") through the information system of the Oslo Exchanges:

### UNAUDITED RESULTS

Turnover of the Company and its subsidiaries (the "Group") for the three months ended 31 December 2002 amounted to US$19,654,000, representing an increase of 21% as compared with last corresponding period. The Group's overall net loss for the three months ended 31 December 2002 amounted to US$3,914,000 whereas a net loss of US$4,291,000 was reported in last corresponding period.

The loss during the quarter was partly due to the loss as a result of the agreements made by the Group to dispose two 1985 built motor vessels "Jin Yi" and "Jin Sheng" for a total consideration of US$10,965,000. Motor vessels "Jin Yi" and "Jin Sheng" were delivered to the buyers respectively in mid November 2002 and mid January 2003 as scheduled.

The increase in freight rates since September 2002 has a positive impact on the Group's chartering activities but the rise in operating costs such as fuel costs and maintenance expenses during the year greatly affected the shipping industry. The Group's shipping operations managed to operate at a modest profit of US$373,000 for year ended 31 December 2002 whereas an operating profit of US$1,973,000 was reported last year.

The overall results for year 2002 ran at a net loss of US$11,577,000 whereas a net profit of US$3,325,000 was reported last year. A provision of US$3,872,000 was made for a claim receivable from China Nonferrous Metals Group (Hong Kong) Limited ("CNMG") as an order for winding-up CNMG was issued by the High Court of Hong Kong on 8 May 2002. During the year, the Group also suffered from the realized and unrealized exchange loss as a result of the drastic and unexpected rebound of Japanese Yen and the weakening of United States Dollars. All these factors adversely affected the overall performance of the Group for the year.

## CONSOLIDATED INCOME STATEMENT DATA (PRELIMINARY)

| | **3 months ended 31/12/2002** | 3 months ended 31/12/2001 | **Year ended 31/12/2002** | Year ended 31/12/2001 | Year ended 31/12/2000 |
|---|---|---|---|---|---|
| | ***US$'000*** | *US$'000* | ***US$'000*** | *US$'000* | *US$'000* |
| Turnover | **19,654** | 16,253 | **70,139** | 79,025 | 53,611 |
| (Loss) Profit from operations | **(3,413)** | 2,555 | **(9,849)** | 10,442 | 7,606 |
| Interest income | **189** | 255 | **767** | 2,043 | 3,001 |
| Interest expenses | **(689)** | (554) | **(2,511)** | (2,614) | (1,559) |
| Provision for impairment in value of fixed assets | - | (6,541) | - | (6,541) | (23,124) |
| Net (loss) profit for the period/year | **(3,914)** | (4,291) | **(11,577)** | 3,325 | (14,068) |
| (Loss) Earnings per share - basic *(US$)* | **(0.0398)** | (0.0436) | **(0.1176)** | 0.0338 | (0.1429) |

## CONSOLIDATED BALANCE SHEET DATA (PRELIMINARY)

| | **31/12/2002** | 31/12/2001 |
|---|---|---|
| | ***US$'000*** | *US$'000* |
| Fixed assets | **167,822** | 131,436 |
| Other investments | **4,219** | 5,850 |
| Other non-current assets | **537** | 465 |
| Current assets | **21,629** | 38,834 |
| Total assets | **194,207** | 176,585 |
| | | |
| Capital and reserves | **86,974** | 98,551 |
| Minority interests | **(90)** | (74) |
| Non-current liabilities | **87,419** | 53,344 |
| Current liabilities | **19,904** | 24,764 |
| Total equity and liabilities | **194,207** | 176,585 |

## SEGMENTAL INFORMATION (PRELIMINARY)

| | **3 months ended 31/12/2002** | 3 months ended 31/12/2001 | **Year ended 31/12/2002** | Year ended 31/12/2001 | Year ended 31/12/2000 |
|---|---|---|---|---|---|
| | ***US$'000*** | *US$'000* | ***US$'000*** | *US$'000* | *US$'000* |
| Segment turnover | | | | | |
| Chartering freight and hire | **19,582** | 16,085 | **69,698** | 78,622 | 53,038 |
| Investments in China | **72** | 168 | **441** | 403 | 573 |
| | **19,654** | 16,253 | **70,139** | 79,025 | 53,611 |
| Segment profit (loss) from operations | | | | | |
| Chartering freight and hire | **(1,883)** | (1,656) | **373** | 1,973 | 2,373 |
| Investments in China | **746** | 183 | **756** | (291) | (609) |
| Trading | **-** | 1,121 | **-** | 1,641 | (823) |
| Other operations | **(2,276)** | 2,907 | **(10,978)** | 7,119 | 6,665 |
| | **(3,413)** | 2,555 | **(9,849)** | 10,442 | 7,606 |

| | **31/12/2002** | 31/12/2001 |
|---|---|---|
| | ***US$'000*** | *US$'000* |
| Segment assets | | |
| Chartering freight and hire | **168,343** | 131,154 |
| Investments in China | **4,378** | 6,110 |
| Trading | **44** | 24 |
| Other operations | **7,406** | 12,531 |
| | **180,171** | 149,819 |
| Segment liabilities | | |
| Chartering freight and hire | **102,212** | 70,859 |
| Investments in China | **294** | 265 |
| Trading | **142** | 47 |
| Other operations | **2,206** | 2,047 |
| | **104,854** | 73,218 |

By Order of the Board
**Ng Kam Wah Thomas**
*Managing Director*

27 February 2003